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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 2)(1)


                             PENNWOOD BANCORP, INC.
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                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)


                                   708904 10 7
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                                 (CUSIP Number)


                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

            [X] Rule 13d-1(b)
            [ ] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

--------------------

       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

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CUSIP NO. 708904 10 7                                     Page 2 of 5 Pages
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1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Pennwood Bancorp, Inc. Employee Stock Ownership Plan

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]

                                                              (b) [ ]

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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION


        Pennsylvania

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    NUMBER       5.     SOLE VOTING POWER
      OF
    SHARES
 BENEFICIALLY           52,064
 OWNED BY EACH
  REPORTING      ---------------------------------------------------------------
 PERSON WITH     6.     SHARED VOTING POWER


                        13,016

                 ---------------------------------------------------------------
                 7.     SOLE DISPOSITIVE POWER


                        52,064

                 ---------------------------------------------------------------
                 8.     SHARED DISPOSITIVE POWER


                        13,016

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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        65,080

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


                                                                        [ ]
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        10.3%

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12.     TYPE OF REPORTING PERSON


        EP

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CUSIP NO. 708904 10 7                                      Page 3 of 5 Pages
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ITEM 1(a)      NAME OF ISSUER:

               Pennwood Bancorp, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               683 Lincoln Avenue
               Pittsburgh, Pennsylvania 15202

ITEM 2(a)      NAME OF PERSON FILING:

               Pennwood Bancorp, Inc. Employee Stock Ownership Plan.

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Pennwood Bancorp, Inc.
               683 Lincoln Avenue
               Pittsburgh, Pennsylvania 15202

ITEM 2(c)      CITIZENSHIP:

               Pennsylvania

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

ITEM 2(e)      CUSIP NUMBER:

               708904 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

               (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


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CUSIP NO. 708904 10 7                                      Page 4 of 5 Pages
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ITEM 4. OWNERSHIP.

        (a) Amount beneficially owned: 65,080

        (b) Percent of class: 10.3%

        (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote      52,064
                                                          ---------------
             (ii) Shared power to vote or to direct the vote   13,016
                                                             ------------
             (iii) Sole power to dispose or to direct the disposition of 52,064
                                                                         -------
             (iv) Shared power to dispose or to direct the disposition of 13,016
                                                                          ------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        The Pennwood Bancorp, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Pennwood Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). As of February 12, 1999, 52,064 of Common Stock held in the Trust were unallocated and 13,016 shares had been allocated to accounts of participating employees. Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees an will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the Trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable since the reporting entity is not a member of a group.


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CUSIP NO. 708904 10 7                                      Page 5 of 5 Pages
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ITEM 10.    CERTIFICATION.

            By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PENNWOOD BANCORP, INC.
                                       EMPLOYEE STOCK OWNERSHIP PLAN TRUST

February 12, 1999                      By: /s/ Charles R. Frank
                                           ---------------------------
                                           Charles R. Frank, Trustee


February 12, 1999                      By: /s/ Paul S. Pieffer
                                           ---------------------------
                                           Paul S. Pieffer, Trustee


February 12, 1999                      By: /s/ John B. Mallon
                                           ---------------------------
                                           John B. Mallon, Trustee